July 9, 2008

Mr. Tom Jones
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Mr. Tom Jones

Re:           Infrared Systems International
File No. 333-147367

Dear Mr. Jones:

International Stem Cell Corporation (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-147367) be declared effective by 4:00 P.M., Eastern Time, on July 11, 2008, or as soon thereafter as possible.

The Company hereby acknowledges that:

•  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  the Company may not assert the staff comments and the declaration of  effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact either Edward T. Swanson, Esq. at 310-283-1035, or in his absence Michael Bilan, Esq. at 310-570-8067.

Very truly yours,

INFRARED SYSTEMS INTERNATIONAL

/s/ Gary Ball
By: ______________________________________________
       Gary Ball, President